UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-31566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Provident Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.

239 Washington Street

Jersey City, New Jersey 07302

REQUIRED INFORMATION

Page
FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits—December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Plan Benefits—Years ended December 31, 2010 and 2009	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	15

SIGNATURE OF PLAN ADMINISTRATOR	17

EXHIBIT INDEX	18

Consent of Independent Registered Public Accounting Firm	19

EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

Benefits Committee

The Provident Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Provident Bank 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Provident Bank 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Short Hills, New Jersey

June 29, 2011

THE PROVIDENT BANK 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value	$40,168,347	33,187,553
Loans receivable from participants	1,120,761	958,491
Employer Contribution Receivable	10,569	13,444

Net assets available for plan benefits, before adjustment from fair value to contract value for fully benefit-responsive investment contracts	41,299,677	34,159,488

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	403,392	428,772

Net assets available for plan benefits	$41,703,069	34,588,260

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Additions to net assets attributable to:
Investment income :
Net appreciation in fair value of investments	$5,431,244	975,374
Dividend income	451,723	312,807
Interest Income	249,597	214,405

Total investment income, net	6,132,564	1,502,586

Interest on Participant Loans Receivable	53,941	60,148

Contributions:
Employee contributions	2,809,817	2,730,520
Employer contributions	482,242	506,660
Rollover contributions	12,068	457,424

Total contributions	3,304,127	3,694,604

Total additions	9,490,182	5,257,338

Deductions from net assets attributable to :
Benefits paid to participants	2,361,039	2,798,254
Administrative expense	14,334	13,083

Total deductions	2,375,373	2,811,337

Increase in net assets available for plan benefits	7,114,809	2,446,001

Net assets available for plan benefits at beginning of year	34,558,260	32,142,259

Net assets available for plan benefits at end of year	$41,703,069	34,588,260

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(K) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Plan Description

The Provident Bank 401(k) Plan (the “Plan”) is a voluntary, participant-directed defined contribution plan sponsored by The Provident Bank (the “Bank”) and covers all employees, as defined, with the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Eligible employees are automatically enrolled in the Plan. The following description of the Plan provides only general information. Eligible employees who participated in the Plan should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Employee Contributions

Participants may elect to make tax-deferred contributions up to the maximum amount allowed by the Internal Revenue Service or Plan Document. Participants may also rollover account balances of previous employer sponsored qualified retirement plans.

Effective January 1, 2010, all new employees are automatically enrolled in the Plan 30 days after they first become eligible with an automatic contribution rate of 2% of eligible compensation.

A participant may make “catch-up” contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution limit for both the year ended December 31, 2010 and 2009 is $5,500. Catch-up contributions are not eligible for the employer’s matching contributions. Tax law requires that a participant’s catch-up contributions be reclassified as regular contributions if the participant elects catch-up contributions and fails to make the maximum allowable regular 401(k) contribution.

(b)	Employer Contributions

In 2010 and 2009, contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant’s eligible contributions. The Bank’s board of directors sets the matching contribution rate in its sole discretion.

(c)	Vesting

Participants are always fully vested in their contributions and income or losses thereon. Employer matching contributions to a participant’s account are also fully vested.

(d)	Participant Loans

Upon written application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The minimum permissible loan is $2,000. The maximum permissible loan available is limited to the lesser of (i) $50,000 with certain reductions or (ii) 50% of the participant’s account. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or five years. The term of the loan may exceed five years for the purchase of a primary residence. Loans bear a rate of interest that remains in effect for the duration of the loan. As of December 31, 2010, the interest rate on these loans ranged from 4.25% to 9.50%.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Principal and interest is paid ratably through bi-weekly payroll deductions or directly by the participant to the Plan administrator.

(e)	Benefit Payments/Withdrawals

Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in: (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During employment, participants may make cash withdrawals of post-tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre-tax participant contributions are also permitted once per year, but with a penalty.

(f)	Participants’ Accounts

Separate accounts for each participant are maintained and credited with the participant’s contributions, the Bank’s contributions made on behalf of that participant and the participant’s proportionate share, as defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

(g)	Plan Changes

Effective June 18, 2009, the Plan was amended to include changes to regulatory and compliance requirements with adoption dates in 2009. The Plan was further amended on December 17, 2009 pursuant to the Heroes Earnings Relief Tax Act of 2008 and the Pension Protection Act of 2006.

Effective December 22, 2010, the Plan was amended to address additional guidance under Notice 2010-15 of the Heroes Earnings Assistance and Relief Tax of 2008. The Plan was further amended to expand flexibility regarding investments under the management of the Plan, limit the use of forfeitures to the year in which they are incurred and provide for an automatic increase to the automatic contribution arrangement currently provided under the Plan.

(h)	Funds and Accounts Managed by Principal Trust Company

Under the terms of a trust agreement between the Principal Trust Company (the “Custodian”) and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian held the Plan’s investment assets and executed transactions relating to such assets.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“US GAAP”) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan invests in various investment instruments, including mutual funds, pooled separate accounts, stable value funds, and common stocks. Investment securities in general are exposed to various risks, such as interest rate, credit, and market risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the amounts reported in the financial statements.

The Plan provides for investment in the common stock of Provident Financial Services, Inc. (the “Company”). At December 31, 2010 and 2009, approximately 22% and 18% of the Plan’s net assets were invested in the common stock of the Company, respectively. The underlying values of the Company common stock are entirely dependent upon the performance of the Company, and the market’s evaluation of such performance.

(d)	Loans Receivable from Participants

In September 2010, the FASB issued Accounting Standards Update (ASU) No. 2010 – 25, Plan Accounting – Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the FASB Emerging Issues Task Force (ASU 2010-25). ASU 2010-25 requires that participant loans be classified as loans receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in ASU 2010-25 are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The Plan has reclassified participant loans from investments to loans receivable from participants for financial statement presentation. The Form 5500 will continue to present loans receivable from participants as investments.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(e)	Investment Securities

Investment securities are reported at fair value. Fair value is the amount at which an asset may be purchased or sold in an orderly transaction between market participants. Purchases and sales of securities are recorded on the trade date and are stated at fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, for fully benefit responsive contracts, contract value is the relevant measurement attribute for that portion of the net asset available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the Principal Fixed Income 401(A)/(K) holds investment contracts that are deemed to be fully benefit-responsive as of December 31, 2010 and 2009. As required by US GAAP, the Statements of Net Assets Available for Plan Benefits present the fair value, as well as the amount necessary to adjust this fair value to contract value. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

(f)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(g)	Benefits Paid to Participants

Benefits are recorded when paid.

(h)	Adoption of Accounting Pronouncement

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (“ASC 2010-06”). This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted. The Plan has adopted the provisions of ASC 2010-06 that are required for 2010 that became effective beginning after December 15, 2009 and will adopt the Level 3 disclosure requirements that are required to be adopted in 2011. The adoption of this guidance did not, and is not expected to have a material impact on the Plan’s financial statements.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3)	Plan Expenses

Certain costs of administrative services rendered on behalf of the Plan including accounting, tax, legal, audit and other administrative support were borne by the Bank. Contract administrator fees are paid from Plan assets. Investment management fees are paid to the funds offered by the Plan and are reflected in the change in fair value of the Plan holdings.

(4)	Plan Termination

Although it has not expressed an intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

(5)	Federal Income Taxes

The Internal Revenue Service (“IRS”) issued its latest determination letter to the Plan dated November 23, 2005, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since the issuance of the IRS determination letter. In the opinion of the Plan administrator and the Plan’s tax counsel, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(6)	Investment Securities

Investment Securities at December 31, 2010 and 2009 consisted of mutual funds, pooled separate accounts, guaranteed investment contracts, and common stock issued by Provident Financial Services, Inc. At December 31, 2010 and 2009, individual investments in excess of 5% of the fair value of the net assets available for plan benefits were as follows:

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	2010	2009
Provident Financial Services, Inc. investment in common stock	$9,184,025	6,246,741

Principal Life Insurance Company separate accounts:
Guaranteed Investment Contract	7,664,442	8,146,669
Principal Large Cap Growth Account	—	3,025,282
Principal Divers International	—	2,318,557
Principal Large Cap Value I	—	2,129,577
Principal Lifetime Strategic Income	—	1,906,172

Mutual Funds:
T. Rowe Price Retirement Income Fund	2,139,820	—
American Funds Europacific Growth Fund	2,668,720	—
Prudential Jennison Mid Cap Growth Fund	2,170,273	—
Columbia Dividend Income Fund	2,294,623	—
Mainstay Large Cap Growth Fund	4,170,605	—

For the years ended December 31, 2010 and 2009, the Plan’s net appreciation (depreciation) in investments was as follows:

	2010	2009
Mutual funds	$1,443,656	380,766
Pooled separate accounts	1,310,636	3,437,053
Common/collective trust	5,845	—
Provident Financial Services, Inc. common stock	2,671,107	(2,842,445)

	$5,431,244	975,374

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy under US GAAP are as follows:

Level 1:	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at the quoted price based on net asset value (“NAV”) of shares held by the plan at year-end.

Pooled separate accounts: Valued by the NAV of the pooled separate accounts, based on the fair value of the underlying holdings.

Guaranteed investment contract: Valued at fair value based on the ability of the insurance carrier to honor its obligations under the contract adjusted for surrender charges.

Provident Financial Services, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded (New York Stock Exchange).

Common/collective trusts: Valued at the NAV of the trust, based on the fair value of the underlying holdings.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2010:

		Fair Value Measurements at December 31, 2010 Using:
	Total	(Level 1)	(Level 2)	(Level 3)
Pooled separate accounts
Index Funds Large U.S. Equity	$948,384	$—	$948,384	$—
Index Funds Small/Mid U.S. Equity	836,455	—	836,455	—

Mutual Fund
Balanced funds	6,191,318	6,191,318	—	—
Fixed Income funds	1,907,572	1,907,572	—	—
International funds	2,731,707	2,731,707	—	—
Large U.S. Equity funds	6,882,727	6,882,727	—	—
Small/Mid U.S. Equity funds	3,564,233	3,564,233	—	—
Collective Investment Trust		—	—	—
Short-Term Fixed Income	257,484	—	257,484	—

Guaranteed investment contract		—	—	—
Principal Fixed Income 401(A)/(K)	7,664,442	—	—	7,664,442

Provident Financial Services, Inc. common stock	9,184,025	9,184,025	—	—

	$40,168,347	$30,461,582	$2,042,323	$7,664,442

		Fair Value Measurements at December 31, 2009 Using:
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds
Growth funds	$1,086,684	$1,086,684	$—	$—
Bond funds	471,126	471,126	—	—

Pooled separate accounts
Growth funds	4,177,847	—	4,177,847	—
Value funds	2,831,910	—	2,831,910	—
Bond funds	1,418,388	—	1,418,388	—
Blended funds	1,955,320	—	1,955,320	—
International funds	2,318,557	—	2,318,557	—
Balanced funds	4,383,737	—	4,383,737	—
Real estate funds	150,574	—	—	150,574

Guaranteed investment contract
Principal Fixed Income 401 (A)/(K)	8,146,669	—	—	8,146,669

Provident Financial Services, Inc. common stock	6,246,741	6,246,741	—	—

	$33,187,553	$7,804,551	$17,085,759	$8,297,243

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010.

	Guaranteed Investment Contract	Pooled Separate Accounts
Balance, beginning of year	$8,146,669	$150,574

Interest credited	274,978	—

Purchases, issuances and settlements (net)	(757,205)	(150,574)

Balance, end of year	$7,664,442	$—

The Plan’s investments in funds are valued and are redeemable daily. There are no restrictions on redemptions except if certain funds are held in participant accounts for less than specified periods, the account may be charged a trading fee of 1% - 2%.

(7)	Principal Fixed Income 401(A)/(K)

The Plan invests in the Principal Fixed Income 401(A)/(K) (the “Fund”), a benefit-responsive group annuity contract issued by the Principal Life Insurance Company. The Fund is not a portfolio of contracts whose yields are based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets consist primarily of treasuries, commercial real estate mortgages, mortgage-backed securities and short-term cash equivalents.

The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for Plan benefits. An employer-level surrender of the Plan’s interest in the Principal Fixed Income Option or employer-initiated transfer will be subject to either a 12-month irrevocable advance notice or a 5% surrender charge, whichever the employer chooses.

The average market yield earned by the Fund, which is also the actual interest credited to participants in the Fund, for the years ended December 31, 2010 and 2009 was 3.00% and 3.33%, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2010 and 2009 was $7,664,442 and $8,146,669, respectively.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(8)	Related-Party Transactions

Certain Plan investments are shares of fixed income and pooled separate accounts managed by The Principal Financial Group (“Principal”). Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Contract administrator fees that were paid from plan assets were $14,334 and $13,083 for the years ended December 31, 2010 and 2009, respectively.

The Plan had invested $9,184,025 and $6,246,741, at fair value, in the common stock of Provident Financial Services, Inc. as of December 31, 2010 and 2009, respectively.

(9)	Administrative Issues

As a result of discovering that it had not timely adopted certain interim amendment requirements, the Bank filed a submission under the Department of Labor’s Employee Plans Compliance Resolution System, Voluntary Correction Program on June 22, 2009. This submission was filed to cure any defect that may otherwise exist with respect to the Plan’s qualification by virtue of its failure to adopt interim amendment requirements under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) and other regulations from the year 2001 until the time of the application.

On July 27, 2009, the Plan received a favorable compliance statement from the IRS.

THE PROVIDENT BANK 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(10)	Reconciliation of Financial Statements to 2010 Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

	2010	2009
Net assets available for plan benefits per financial statements	$41,703,069	34,588,260
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(403,392)	(428,772)

Net assets per the Form 5500	$41,299,677	34,159,488

	2010
Total investment gain per financial statements	$6,132,564
Adjustment from fair value to contract value for fully benefit-responsive investment contracts
2009	428,772
2010	(403,392)

Total investment gain per Form 5500	$6,157,944

THE PROVIDENT BANK 401(k) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issuer	Description of investment	Shares / # of loans	Fair value
*Principal Life Insurance Company	Insurance Company General Principal Fixed Income 401(A)/(K)	523,053	$7,664,442
*Principal Life Insurance Company	Pooled Separate Accounts Principal Small Cap S&P 600 Index	30,726	788,240
*Principal Life Insurance Company	Pooled Separate Accounts Principal Mid Cap S&P 400 Index	1,873	48,215
*Principal Life Insurance Company	Pooled Separate Accounts Principal Large Cap S&P 500	17,388	948,384
Morley Financial Services, Inc	Common Collective Trust Principal Stable Value Fund	13,615	257,484
T. Rowe Price Associates, Inc.	Registered Investment Company Retirement Income Fund	163,220	2,139,820
T. Rowe Price Associates, Inc	Registered Investment Company Retirement 2010 Fund	22,926	351,683
T. Rowe Price Associates, Inc.	Registered Investment Company Retirement 2020 Fund	90,715	1,491,360
T. Rowe Price Associates, Inc.	Registered Investment Company Retirement 2030 Fund	70,020	1,209,945
T. Rowe Price Associates, Inc.	Registered Investment Company Retirement 2040 Fund	30,672	534,298
T. Rowe Price Associates, Inc.	Registered Investment Company Retirement 2050 Fund	47,660	464,212
T. Rowe Price Associates, Inc	Registered Investment Company T. Rowe Price Mid Cap Value	41,262	974,192
Blackrock Advisors, LLC	Registered Investment Company Blackrock Small Cap Growth Equity	786	18,862
Prudential Investments, LLC	Registered Investment Company Prudential Jennison Mid Cap Growth	79,265	2,170,273
JP Morgan Investment Mgmt Inc	Registered Investment Company JP Morgan US Equity	40,732	417,499
Mainstay	Registered Investment Company Mainstay Large Cap Growth	591,575	4,170,605
Columbia Funds	Registered Investment Company Columbia Dividend Fund	175,699	2,294,623

THE PROVIDENT BANK 401(k) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Invesco	Registered Investment Company InvescoVanKampen Small Cap Value	22,248	400,906
PIMCO	Registered Investment Company PIMCO Total Return	165,974	1,800,822
Capitol Research and Mgmt Co	Registered Investment Company American Funds Europacific Growth	65,603	2,668,720
Vanguard Group	Registered Investment Company Vanguard Total Bond Market Index	10,071	106,750
Vanguard Group	Registered Investment Company Vanguard Total International Stock Index	3,997	62,987

	Total investment in mutual funds and pooled separate accounts		30,984,322

*Provident Financial Services, Inc., common stock		607,008	9,184,025
*Participant loans (a)		303	1,120,761

	Total other investments		10,304,786

	Total investments		$41,289,108

*	A party-in-interest as defined by ERISA.
(a)	As of December 31, 2010, the interest rate on these loans ranged from 4.25% to 9.50%.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROVIDENT BANK 401(k) PLAN

Date: June 29, 2011	By:	/s/ Sara Rispoli
	Name:	Sara Rispoli
	Title:	Plan Administrator
First Vice President
The Provident Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location
23.1	Consent of Independent Registered Public Accounting Firm	Page 19